UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-35755

CIS ACQUISITION LTD.

(Translation of registrant’s name into English)

89 Udaltsova Street, Suite 84

Moscow, Russia, 119607

Telephone: (917) 514-1310
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition

Following are the unaudited financial results for the six months ended April 30, 2013 of CIS Acquisition Ltd.

2

CIS Acquisition Ltd.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements:
Balance Sheets	F-1
Statements of Operations	F-3
Statements of Cash Flows	F-4
Notes to Financial Statements	F-5

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2013	CIS ACQUISITION LTD.

	By:	/s/ Kyle Shostak
Name: Kyle Shostak
Title: Chief Financial Officer

4

CIS Acquisition Ltd.

(A Company in the Development Stage)

Balance Sheets

	April 30, 2013	October 31, 2012
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$318,608	$32,438
Accrued interest on cash and cash equivalents held in trust	6,981	-
Deferred offering costs associated with Public Offering	-	342,344
Total Current Assets	325,589	374,782

Long Term Assets:
Cash and cash equivalents held in trust	41,600,000	-
Total Long Term Assets:	41,600,000	-
Total Assets:	$41,925,589	$374,782

LIABILITIES, REDEEMABLE CLASS A SHARES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Note payable to shareholder	$-	$322,155
Accrued Offering Costs	-	32,500
Accrued Expenses	39,682	-
Total Current Liabilities:	39,682	354,655

Long Term Liabilities:
Warrant liability	3,995,000	-
Total Liabilities	4,034,682	354,655

COMMITMENTS

Class A shares, subject to possible redemption or tender, 3,500,000 shares at redemption value	36,400,000

Shareholders' Equity:

Preferred Shares, par value $0.0001 per share; 5,000,000 shares authorized; none issued or outstanding	-	-
Class A shares, par value $0.0001 per share; 25,000,000 shares authorized;
1,636,000 shares issued and outstanding (excluding 3,500,000 Class A Shares subject to possible redemption or tender"	164	-
Class B shares, par value $0.0001 per share; 25,000,000 shares authorized; none issued or outstanding	-	-
Class C shares, par value $0.0001 per share; 5,000,000 shares authorized; none issued or outstanding	-	-
Ordinary shares, par value $0.0001 per share; 75,000,000 shares authorized; none issued or outstanding (1) (2)	-	109
Additional paid in capital	5,563,747	24,891
Deficit accumulated during the development stage	(4,073,004)	(4,873)
Total shareholders' equity	1,490,907	20,127
Total liabilities, Redeemable Class A Shares and shareholders' equity	$41,925,589	$374,782

F-1

(1) Includes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters' over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these condensed interim financial statements.

F-2

CIS Acquisition Ltd.
(A Company in the Development Stage)
Statements of Operations
(Unaudited)

	For the Six Months Ended April 30, 2013	For the period from November 28, 2011 (inception) to April 30, 2012	For the period from November 28, 2011 (inception) to April 30, 2013

Operating and Formation Expenses:	$80,112	$(4,345)	$(84,985)

Loss from operations	(80,112)	(4,345)	(84,985)

Other Income (Expenses):
Change in fair value of warrants	(3,995,000)	-	(3,995,000)
Interest income	6,981	-	6,981

Net Loss	$(4,068,131)	$(4,345)	$(4,073,004)

Weighted average number of shares outstanding, basic and diluted (1) (2)	1,528,431	1,090,000
Basic and diluted net loss per share	(2.66)	0.00

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters' over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these condensed interim financial statements.

F-3

CIS Acquisition Ltd.
(A Company in the Development Stage)
Statements of Cash Flows
(unaudited)

	For the Six Months Ended April 30, 2013	For the period from November 28, 2011 (inception) to April 30, 2012	For the period from November 28, 2011 (inception) to April 30, 2013

Cash Flow from operating activities
Net Loss	(4,068,131)	(4,345)	(4,073,004)

Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	3,995,000	-	3,995,000
Accrued Interest	(6,981)	-	(6,981)
Change in Operating Assets and Liabilities:
Accounts Payable	39,682	-	39,682
Prepaid Expenses	-	-	-

Net cash used in operating activities	(40,430)	(4,345)	(45,303)

Cash Flow from Investing Activities
Investment in cash and cash equivalent held in trust	(41,600,000)	-	(41,600,000)
Net cash used in investing activities	(41,600,000)	-	(41,600,000)

Cash Flow from Financing Activities
Proceeds from sale of shares to initial shareholders		25,000	25,000
Proceeds from Public Offering, net of offering costs	39,016,600		39,016,600
Proceeds from note payable to an affiliate	65,000	55,155	223,000
Repayment of note payable	(387,155)		(387,155)
Payment of deferred offering costs	(145,565)	(50,290)	(291,254)
Proceeds from Warrant Offering	3,375,000		3,375,000
Proceeds from Sale of Class A Shares to Underwriter	2,720		2,720

Net cash provided by financing activities	41,926,600	29,865	41,963,911

Net increase in cash and cash equivalents	286,170	25,520	318,608
Cash and cash equivalents, beginning of period	32,438	-	-
Cash and cash equivalents, ending of period	318,608	25,520	318,608

Supplemental Disclosure of Non-cash Financing Activities:
Deferred offering costs paid outside of the cash account by Intercarbo Holding AG	-	(160,000)	(164,155)
Accrual of Deferred Offering Costs	-	25,000	-

The accompanying notes are an integral part of these condensed interim financial statements.

F-4

CIS Acquisition Ltd.
(A Development Stage Company)

Notes to Unaudited Interim Financial Statements
For the period from November 1, 2012 (date of Inception) to April 30, 2013

1.	Organization, Plan of Business Operations and Liquidity

CIS Acquisition Ltd. (a corporation in the development stage) (the “Company”) is a newly formed company established under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”) on November 28, 2011. An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction (as defined below) The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (“Acquisition Transaction”). Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe. At April 30, 2013, the Company had not yet commenced operations. All activity through April 30, 2013 relates to the Company’s formation, initial public offering of its securities and search for a suitable operating business or assets with which to complete an Acquisition Transaction. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification, or ASC 915, “Development Stage Entities,” and is subject to risks associated with activities of development stage companies.

The accompanying unaudited condensed financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the six months ended April 30, 2013 are not necessarily indicative of the results that may be expected for the year ending October 31, 2013 or any other period. The balance sheet data at October 31, 2012, was derived from the Company’s audited financial statements but does not include all disclosures required by GAAP. The accompanying financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Prospectus filed with the Securities and Exchange Commission on December 19, 2012, and the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 28, 2012.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company will then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on December 18, 2012. On December 21, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount of $720,000, of $39,307,720 and received $3,375,000 from the issuance of 4,500,000 warrants (“Placement Warrants”) in a private placement (the “Private Placement”) and $2,720 from the issuance of 136,000 of its callable Class A Shares in a private placement (the “Underwriter Placement”).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, the Private Placement and the Underwriter Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. There is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $41,600,000 ($10.40 per share sold in the Public Offering), including the proceeds of the Private Placement and the Underwriter Placement, was placed and continues to be held in a trust account (the “Trust Account”) and is invested in U.S. government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. Treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

F-5

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete and Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes an Acquisition Transaction with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less taxes payable) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair value significantly exceeds 80% of the Trust Account balance.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Stockholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 87.5% of the public shares elect to convert (in case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of a common stock voted are voted in favor of the Acquisition Transaction.

The Company is not required to obtain shareholder approval for the Acquisition Transaction, unless the nature of the acquisition would require such approval under applicable British Virgin Islands law. Public Shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the Trust Account in connection with the Acquisition Transaction, regardless of how it is structured. The manner in which Public Shareholders may redeem their shares or will have their shares automatically redeemed will depend on one of the following structures of the transaction:

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer.

Post-acquisition tender offer: A Report of Foreign Private Issuer would be filed on Form 6-K with the SEC disclosing that the Company has entered into a definitive acquisition transaction agreement and intends to consummate the Acquisition Transaction without shareholder vote or a pre-acquisition tender offer. Prior to the consummation of the Acquisition Transaction, the Company shall seek to have certain Class A shareholders (accredited investors who own 5% or more of shares) elect to convert all of their callable Class A Shares into Class C Shares on a one-for-one basis, with any remaining callable ClassA Shares automatically converting to callable Class B Shares immediately following consummation of the Acquisition Transaction. After filing, the Acquisition Transaction will be completed upon satisfaction of all closing conditions and, within 30 days of the closing, the Company will commence a tender offer for all outstanding callable Class B Shares. Public Shareholders will be entitled to tender all or a portion of their callable Class B Shares. The Class C Shares are not eligible to participate in any post-acquisition tender offer. In case of (i) failure to commence the issuer tender offer within 30 days of consummation of the Acquisition Transaction, (ii) failure to complete the issuer tender offer within 6 months, or (iii) failure to complete the issuer tender offer within 21 months of the consummation of the Public Offering, then within 5 business days thereafter, the Company will automatically liquidate the Trust Account and release a pro rata portion of the Trust Account to Public Shareholders of Class B Shares.

F-6

If the Company is no longer an FPI and shareholder approval of the transaction is required by British Virgin Islands law or the NASDAQ Capital Market or the Company decides to obtain shareholder approval for business reasons, the Company will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the shares sold in the Proposed Offering exercise their redemption rights.

The Company has until June 18, 2014 to complete the Acquisition Transaction. If the Company has an executed letter of intent, agreement in principal or definitive agreement with respect to an Acquisition Transaction prior to June 18, 2014, the time period will be automatically extended to September 18, 2014 if an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the Acquisition Transaction is not completed, by June 18, 2014.

If the Company is unable to complete an Acquisition Transaction within the allotted time, the Company will automatically dissolve and as promptly as practicable liquidate the Trust Account and release only to Public Shareholders a pro rata share of the Trust Account (initially $10.40 per share), plus any remaining net assets. If the Company elects to effect a post-acquisition tender offer and complete an Acquisition Transaction prior to such time period, but has not completed a post-acquisition tender offer within the stated period, the Company will not be required to liquidate and wind up its affairs; however, the release of the funds in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer. The founders and holders of Underwriter Shares (defined below) have agreed to waive the right to participate in any distribution from the Trust Account, but not with respect to any units or callable Class A Shares they acquired in the Public Offering or acquire in the aftermarket.

Liquidity

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as enter into contingent fee arrangements with its vendors. The Company has no present revenue, and the Company’s cash and working capital as of April 30, 2013 are not sufficient to complete its planned activities for the current year. The Company may need to raise additional capital through additional loans or additional investments from its founders, officers, directors, or third parties. None of the founders, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Revised Prior Period Amounts

While preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $3,570,000 as of December 21, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D. This accounting did not result in a significant change to the balance sheet for the period ended December 21, 2012, and therefore no changes have been made.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively material to the previous quarters, qualitatively the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the six month period ended April 30, 2013, as opposed to a restatement and reissuance of the previous filed balance sheet.

F-7

2.	Public Offering and Private Placement

In connection with the Public Offering, on December 21, 2012, the Company sold 4,000,000 Units at $10.00 per unit (“Units”) generating gross proceeds of $40,000,000. Each Unit consists of one callable Class A Share, $0.0001 par value, and one redeemable warrant (each a “Warrant”) to purchase one ordinary share of the Company. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such Warrants are earlier redeemed.

The Warrants may be redeemed by the Company at a price of $0.01 per Warrant in whole but not in part upon 30 days prior written notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the Warrants, holders of Warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the Warrant notice is sent to the warrant agent. The Company would not receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

The callable Class A Shares and Warrants began separate trading on March 18, 2013. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 6). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

The Company sold to Chardan Capital Markets, LLC and its designees (the “Underwriter”), for an aggregate of $100, an option to purchase 280,000 units comprised of 280,000 ordinary shares and warrants to purchase 280,000 ordinary shares. The Underwriter’s unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expire on the earlier of December 18, 2017 and the day immediately prior to the day on which the Company has been dissolved. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option was approximately $968,876 (or $3.46 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 46%, (2) risk-free interest rate of 0.76% and (3) expected life of five years. The Company has no obligation to net cash settle the exercise of the unit purchase option or underlying Warrants.

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of these shares was approximately $1,360,000 ($10.00 per share).

F-8

In connection with the Private Placement, on December 21, 2012, the founders and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrant for an aggregate purchase price of $3,375,000. The proceeds from the sale of the Placement Warrants are held in the Trust Account pending completion of the Acquisition Transaction. The Placement Warrants are identical to the Warrants, except that the Placement Warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement Warrants, so long as such warrants are held by the founders, their designees, or their affiliates. Notwithstanding the foregoing, if the Placement Warrants are held by holders other than the founders or their permitted transferees, the Placement Warrants will only be exercisable by the holders on the same basis as the Warrants included in the units being sold in the Public Offering.

The founders have agreed, subject to certain exceptions below, not to sell, assign or otherwise transfer any of their Placement Warrants until the consummation of the Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be. Prior to the consummation of an Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be, the Placement Warrants may only be transferred (i) by gift to an affiliate or a member of the holder’s immediate family (or a member of the immediate family of its officers or directors) or to a trust or other entity, the beneficiary of which is the holder (or one of its officers or directors or a member of their respective immediate families), (ii) by virtue of the laws of descent and distribution upon death of any holder, or (iii) pursuant to a qualified domestic relations order; provided, however, that as relates to the Placement Warrants, any such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the insider letter agreement executed by the transferring holder.

3.	Summary of Significant Accounting Policies

Cash And Cash Equivalents

The Company considers all short-term investments with a maturity date of three months or less when purchased to be cash equivalents. At times the Company’s cash deposits may exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Significant estimates include the value of the Warrants and the option sold to the Underwriter.

Income Tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of April 30, 2013. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax year ended October 31, 2012, which will be the only period subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at April 30, 2013. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

F-9

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

Level 3. Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

a)	Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

b)	Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

c)	Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	April 30, 2013	Level 1	Level 2	Level 3
Restricted cash and cash equivalents held in Trust

Account and accrued interest	$41,606,981	$41,606,981

Warrant Liability	$3,995,000			$3,995,000

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s principal executive, determines its valuation policies and procedures. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s management.

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The table below provides a reconciliation of the beginning and ending balances for the warrant liability measured using significant unobservable inputs (Level 3):

Balance – November 1, 2012	$-

Correction of an error	3,570,000

Change in Fair Value adjustment	425,000

Balance – April 30, 2013	$3,995,000

Warrant Liability

The Company accounts for the 4,000,000 warrants issued in connection with the Public Offering, and the 4,500,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s stock price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

The inputs to the model were as follows:

	April 30, 2013	December 21, 2013
Dividend yield (per share)	0%	0%
Risk-free interest rate:	0.68%	0.74%
Expected term	4.64 yrs	5.00 yrs
Expected volatility rate	27.31%	21.41%
Assumed acquisition date	August 18, 2014	August 18, 2014
Estimated probability of acquisition success	61.3%	61.3%

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

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Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering, the Private Placement and the Underwriter Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Loss Per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Basic loss per share is computed by dividing net loss attributable to ordinary shares outstanding by the weighted-average number of ordinary shares outstanding during the period. Ordinary shares subject to possible redemption at April 30, 2013 and for the period of November 28, 2011 (inception) through April 30, 2012 of 3,500,000 and 0, respectively, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 8,500,000 ordinary shares and an option to purchase 280,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Common Stock Subject to Possible Conversion

The ordinary shares as part of Units (the “Units”) issued in the Public Offering, which contained a conversion feature which are subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Accordingly, at March 31, 2013, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of uncertain events that are outside of the Company’s control. The redemption value at April 30, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at April 30, 2013).

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4.	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000 on December 21, 2012.

The holders of the founders’ shares, as well as the holders of the Placement Warrants (and underlying securities) and Underwriter Shares, are entitled to registration rights pursuant to a registration rights agreement signed on December 18, 2012. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founders’ shares and Underwriter Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the founders’ shares are to be released from escrow. The holders of a majority of the Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Acquisition Transaction or completes a post-acquisition tender offer, as the case may be. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Acquisition Transaction or post-acquisition tender offer. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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5.	Related Party Transactions

The Company issued a $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and are payable promptly after the consummation of the Public Offering. Through December 21, 2012, the Company had received $387,155 pursuant to the notes which were repaid on December 24, 2012. Intercarbo AG is an affiliate of Mr. Taras Vazhnov, a director of the Company.

The Company agreed to pay to Intercarbo AG a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. The payments will be paid at the time of an Acquisition Transaction, or in the event of liquidation, only out of interest earned on the Trust Account or assets not held in trust, if any.

6.	Shareholders’ Equity

Preferred Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 5,000,000 preferred shares each with such designation, rights and preferences as may be determined by the board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 75,000,000 ordinary shares. No ordinary shares are currently issued or outstanding.

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of April 30, 2013, 1,636,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

On November 28, 2011, the Company issued 100 ordinary shares to Kyle Shostak, the Company’s initial shareholder and founder, for a consideration of $0.01. On February 13, 2012, the Company issued 2,804,562 ordinary shares to CIS Acquisition Holding Co. Ltd. and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or approximately $0.0087 per share. On October 18, 2012, the founders contributed an aggregate of 1,437,500 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On November 30, 2012, the founders contributed an aggregate of 75,000 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On December 14, 2012, our founders contributed an aggregate of 272,500 shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. Immediately prior to the consummation of the Public Offering, the founders exchanged all 1,090,000 ordinary shares for their respective portion of 1,090,000 newly-issued Class A Shares. The Company redeemed 90,000 of the founders’ Class A shares for no consideration because the underwriters over-allotment option expired unexercised on March 18, 2013 so that the Company’s founders own 20% of the issued and outstanding Class A shares (not including the Underwriter Shares) after the Public Offering. Additionally, the founders and the underwriters agreed not to redeem or tender the Class A Shares that they hold. The founders’ shares and the Underwriter Shares will automatically convert to Class C Shares or ordinary shares, as applicable, upon consummation of the Acquisition Transaction.

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7.	Subsequent Events

In September, 2013, approximately $55,000 was wired from the Company’s operating bank account pursuant to unauthorized wire instructions. The company is seeking recovery of the stolen funds from the banking institution. There can be no assuarance that these funds will be recovered.

The Company evaluated events that have occurred after the balance sheet date of April 30, 2013 through the date which the balance sheet was available to be issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the balance sheet.

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